CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                October 19, 2010

Via EDGAR Correspondence
------------------------

Mr. Houghton Hallock
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                 Proxy Statements Relating to each of the
                   Exchange-Traded Funds and Closed-End Funds
                     advised by First Trust Advisors L.P,
                           and listed on Exhibit A

Dear  Mr.  Hallock:

     We discussed your oral comments and questions via telephonic conferences between September 30, 2010 and October 4, 2010 regarding the Preliminary Proxy Statements filed by each of the exchange-traded funds and closed-end funds advised by First Trust Advisors L.P., the ("Advisor") listed on Exhibit A (collectively, the "Funds") on September 23, 2010 and September 24, 2010 (collectively, the "Proxy Statements"). Undefined terms have the meanings ascribed to such terms in the Proxy Statements. As discussed, this letter is intended to summarize your principal question relating to each of the Proxy Statements.

     As described in each of the Proxy Statements, the Advisor is an Illinois limited partnership formed in 1991 and an investment advisor registered with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940. The Advisor has one limited partner, Grace Partners of DuPage L.P. ("Grace Partners"), and one general partner, The Charger Corporation. Grace Partners is a limited partnership with one general partner, also The Charger Corporation, and a number of limited partners. The Charger Corporation is an Illinois corporation that was previously controlled by members of the Robert Donald Van Kampen family.

     On October 12, 2010, members of the Robert Donald Van Kampen family sold 100% of the common stock of The Charger Corporation to James A. Bowen, the President of the Advisor (the "Transaction") for $3,000,000. You have requested that we confirm the nature of the change in the equity ownership of the Advisor as a result of the Transaction. We confirm that, as a result of Transaction, 100% of the general partnership interest of the Advisor, 100% of the general partnership interest of Grace Partners (the sole limited partner of the Advisor) and a less than 1% limited partnership interest of Grace Partners was purchased by Mr. Bowen due to his 100% purchase of The Charger Corporation. The limited partnership interest in the Advisor (owned by Grace Partners) did not change as a result of the Transaction.

Tandy Acknowledgement

    In connection with the Funds' Proxy Statements, each Fund acknowledges that:

    o the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

    o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

    o the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please call me at (312) 845-3273 if you have any further questions regarding these matters.

                                  Very truly yours,

                                  Chapman and Cutler LLP

                                  By: /s/ Walter L. Draney
                                      ----------------------------------
                                      Walter L. Draney

                                   EXHIBIT A

FIRST TRUST CLOSED-END FUNDS                                      TICKER SYMBOL
----------------------------                                      -------------
Macquarie/First Trust Global Infrastructure/
   Utilities Dividend & Income Fund                                    MFD
First Trust/Four Corners Senior Floating Rate Income Fund II           FCT
Energy Income and Growth Fund                                          FEN
First Trust Enhanced Equity Income Fund                                FFA
First Trust/Aberdeen Global Opportunity Income Fund                    FAM
First Trust/FIDAC Mortgage Income Fund                                 FMY
First Trust Strategic High Income Fund                                 FHI
First Trust Strategic High Income Fund II                              FHY
First Trust/Aberdeen Emerging Opportunity Fund                         FEO
First Trust Strategic High Income Fund III                             FHO
First Trust Specialty Finance and Financial Opportunities Fund         FGB
First Trust Active Dividend Income Fund                                FAV


FIRST TRUST EXCHANGE-TRADED FUND
--------------------------------
First Trust Strategic Value Index Fund                                 FDV
First Trust Dow Jones Internet Index(SM) Fund                          FDN
First Trust Dow Jones Select MicroCap Index(SM) Fund                   FDM
First Trust ISE Chindia Index Fund                                     FNI
First Trust ISE-Revere Natural Gas Index Fund                          FCG
First Trust ISE Water Index Fund                                       FIW
First Trust Morningstar Dividend Leaders(SM) Index Fund                FDL
First Trust NASDAQ-100 Equal Weighted Index(SM) Fund                  QQEW
First Trust NASDAQ-100 Ex-Technology Sector Index(SM) Fund            QQXT
First Trust NASDAQ-100-Technology Sector Index(SM) Fund               QTEC
First Trust NASDAQ(R) ABA Community Bank Index Fund                   QABA
First Trust NASDAQ(R) Clean Edge(R) Green Energy Index Fund           QCLN
First Trust NYSE Arca Biotechnology Index Fund                         FBT
First Trust S&P REIT Index Fund                                        FRI
First Trust US IPO Index Fund                                          FPX
First Trust Value Line(R) 100 Exchange-Traded Fund                     FVL
First Trust Value Line(R) Dividend Index Fund                          FVD
First Trust Value Line(R) Equity Allocation Index Fund                 FVI


FIRST TRUST EXCHANGE-TRADED FUND II
-----------------------------------
First Trust BICK Index Fund BICK
First Trust Dow Jones Global Select Dividend Index Fund                FGD
First Trust STOXX(R) European Select Dividend Index Fund               FDD
First Trust FTSE EPRA/NAREIT Developed Markets
   Real Estate Index Fund                                              FFR
First Trust ISE Global Copper Index Fund                                CU
First Trust ISE Global Engineering and Construction Index Fund         FLM
First Trust ISE Global Platinum Index Fund                            PLTM
First Trust ISE Global Wind Energy Index Fund                          FAN
First Trust NASDAQ(R) Clean Edge(R) Smart Grid
   Infrastructure Index Fund                                          GRID

FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND
-----------------------------------------
First Trust Consumer Discretionary AlphaDEX(R) Fund                    FXD
First Trust Consumer Staples AlphaDEX(R) Fund                          FXG
First Trust Energy AlphaDEX(R) Fund                                    FXN
First Trust Financials AlphaDEX(R) Fund                                FXO
First Trust Health Care AlphaDEX(R) Fund                               FXH
First Trust Industrials/Producer Durables AlphaDEX(R) Fund             FXR
First Trust Materials AlphaDEX(R) Fund                                 FXZ
First Trust Technology AlphaDEX(R) Fund                                FXL
First Trust Utilities AlphaDEX(R) Fund                                 FXU
First Trust Large Cap Core AlphaDEX(R) Fund                            FEX
First Trust Mid Cap Core AlphaDEX(R) Fund                              FNX
First Trust Small Cap Core AlphaDEX(R) Fund                            FYX
First Trust Large Cap Value Opportunities AlphaDEX(R) Fund             FTA
First Trust Large Cap Growth Opportunities AlphaDEX(R) Fund            FTC
First Trust Multi Cap Value AlphaDEX(R) Fund                           FAB
First Trust Multi Cap Growth AlphaDEX(R) Fund                          FAD